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On the latest NCSR filing, the performance graphs were not filed correctly because of converting issues.

Response:

During the Edgarizing process the performance illustration graphs for both series (Class A & No-Load Class) were not properly converted, which led to missing information along with the wrong series heading on the performance illustration shown in the filing.  The printed copy to the shareholder did go out properly.  The Fund intends to re-file the 8/31/2010 NCSR.

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Item 11(a)(1) in the NCSR stated code of ethics attached but its not.

Response: See attached is the Code of Ethics

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Item 2(d) about waivers needs to be added

Response:

(d) Waiver Amendments:

During the period covered by the report, there have not been any waivers to the provisions of the waivers.

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Item 3 states Jeff Beck is the audit committee financial expert.  Is this true?   Usually is a member of the Board.

Response:

The registrant’s Board of Trustees has determined that Richard Priest, a member of the registrant’s Audit Committee, is an “audit committee financial expert” and “independent”, as each term is defined in this item.

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Need to file the Fidelity Bond.

Response: Fidelity Bond Coverage Report.  The Trustees then turned their attention to a discussion regarding fidelity bond coverage.  The Board noted that at May 31, 2010, the Fund had $200,000 of fidelity bond coverage, which insures gross assets up to $15,000,000.  The Trustees further noted that gross assets of the Fund at May 31, 2010 were $6,252,513.  Consequently, the Trustees determined that the Fund had adequate fidelity bond coverage on such date.  The Trustees further determined that a rider that automatically increases coverage as asset levels increase was unnecessary at the time, but determined to reconsider the issue as asset levels increase to a level that may require an increase in coverage.

Also see attached for a copy of the bond.

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Need to add the basis for the latest Advisory Renewal Agreement.

At the Board Meeting held on August 2, 2010, t he Trustees reviewed a memorandum prepared by Thompson Hine describing their duties when considering renewal of the Management Agreement.  The Board then reviewed a copy of the Management Agreement and discussed its terms.  The factors considered by the Board of Trustees included: (i) the Advisor’s business and the qualifications of its personnel, (ii) the nature, extent and quality of the services provided by the Advisor to the Fund, (iii) the investment performance of the Advisor, (iv) the costs of the services to be provided and the profits to be realized by the Advisor, (v) the extent to which economies of scale will be realized as the Fund grows, and (vi) whether the fee levels reflect these economies of scales to the benefit of shareholders.

As to the nature, extent, and quality of the services provided by the Advisor, the Board considered the Advisor’s investment strategies and execution of those strategies.  The Trustees reviewed the Advisor’s ADV Parts I and II, which describes the operations and policies of the Advisor.  The Trustees also reviewed a report from the Advisor, in which the Advisor addressed a series of questions prepared by the Trust’s legal counsel, the responses to which provided information relevant to their deliberations (the “Report”).  The Report included information regarding, among other things, the personnel of the Advisor and the Advisor’s compliance activities.  The Advisor certified to the Board that it had complied with the Trust’s Code of Ethics.  The Advisor noted that there had been no Securities & Exchange Commission (“SEC”) inspections or litigation involving the Fund and no changes in personnel of the Advisor.   The Board discussed the compliance activities of the Trust’s CCO.  Based on the information in the Report and their discussions with Mr. Sparrow, the Trustees concluded the Advisor had provided high quality services to the Fund, and that the nature and extent of the services provided by the Advisor were reasonable and consistent with the Board’s expectations.

As to the Fund’s performance, the Board reviewed information in the Report regarding the Fund’s returns for various periods since the Fund’s inception.  The Advisor also presented comparison performance information on the S&P 500 Total Return Index (the “S&P 500”), the Fund’s benchmark, as well as comparisons to a peer group of large cap blend funds with similar investment objectives and strategies to those of the Fund and of a comparable asset sizes (the “Peer Group”).  The Trustees then discussed the performance of the Fund compared to that of each of the funds in the Peer Group and it was their consensus that while the Fund had underperformed the Index and the Peer Group average for most periods under consideration, the Fund’s performance was more in line with the S&P 500 for the year-to-date period.  The Trustees determined that while the Fund had not performed as well as it might have relative to the S&P 500 over the life of the Fund, recent performance had shown signs of improvement.  Following discussion, it was the consensus of the Trustees that the Fund’s performance under the Advisor was satisfactory although they would continue to monitor it.

The Board reviewed information comparing the management fee and expense ratio of the Fund to the fees and expenses paid by funds in the Peer Group.  The Trustees noted that the Fund’s management fee of 1.00% and expense ratios of 1.78% and 1.53% for the Class A and No Load Class, respectively, were within the range for the Peer Group.  Following discussion, it was the consensus of the Board that the Fund’s expense ratio and management fee were reasonable considering the small size of the Fund.

As to the profitability of the Advisor, the Board noted that, to date, the Advisor had operated at a loss in an effort to maintain the Fund’s favorable expense ratios of 1.78% and 1.53% for the Class A and No Load Class, respectively.  Thus it was the consensus of the Board that the Advisor was not excessively profitable.

As to economies of scale, it was the consensus of the Trustees that economies of scale could be realized as the Fund’s assets grow but were not relevant at this time.  The Trustees recalled the SCM had entered into a fee waiver agreement pursuant to which the Advisor would cap certain Fund expenses at 1.25% until December 31, 2010.

As to economies of scale, the Trustees noted that the Advisor had implemented a schedule for the asset levels at which certain breakpoints would be achieved.  However, the Board concluded that given the relatively low level of assets in the Fund, a discussion of economies of scale was not relevant at that time.

As a result of their deliberations, the Board determined that the overall arrangement provided under the terms of the Management Agreement was a reasonable business arrangement and that the renewal of the Management Agreement was in the best interests of the Trust and the Fund’s shareholders.  The following resolution was unanimously adopted upon motion duly made and seconded by the Trustees, including the Independent Trustees:

Resolved, that the Management Agreement between Sparrow Funds, on behalf of the Sparrow Growth Fund, and Sparrow Capital Management, Inc. be, and it hereby is, renewed for an additional year.

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Proxy Vote filing took place on 8/13/2008 and the results were not incorporated into the shareholder report or the NSAR item 77(c) which is a requirement.

Response:

In the future Proxy will be incorporated. Going forward we will include the results of the shareholder meetings

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How is the Fund doing diversification testing?  Currently the Fund appears to fall out of the ‘diversified fund’ requirements.

Response:

The fund was in compliance and due to market fluctuation and not a result of new purchases above the 5% threshold.

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Statement of Assets & Liabilities to disclose par value of shares.

Added the par value on Statement of Assets & Liabilities

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Note 7. in the NCSR specify if it is on a tax basis.  Also tax matters section required.

Changed Note 7. to a ‘Tax Matters’ footnote

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Add date to additional information section regarding proxy voting.

      Added the date June 30.

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May 2010 NQ and Feb 28 semi annual report filed a few days late.

      Sparrow Capital Management, Inc will request from Mutual Shareholder Services send

      Document two weeks prior for approval. In addition if the filing is going to be late the form

      NQ-NT will be filed.

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Tandy Representation Letter.

      Sparrow Capital Management, Inc .will not use the SEC's comment process as a defense in any securities related litigation against them.